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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _______________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 20)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             _______________________

                                   MAY 9, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 2 of 15
---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)

    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)
BENEFICIALLY OWNED          11,101,149 (Class A Common Stock)
     BY EACH                14,417,649 (Class B Common Stock)
    REPORTING        -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER  (See Item 5)
      WITH                  7,077,218 (Class A Common Stock)
                            9,145,828 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                11,101,149 (Class A Common Stock)
                14,417,649 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                42.4% (Class A Common Stock)*
                30.5% (Class B Common Stock)*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                IN
--------------------------------------------------------------------------------

----------
* These percentages are calculated based on 23,902,892 shares of Class A Common Stock and 42,663,278 shares of Class B Common Stock outstanding as of April 29, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2005.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 3 of 15
---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)

    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)
BENEFICIALLY OWNED          11,077,399 (Class A Common Stock)
     BY EACH                14,216,899 (Class B Common Stock)
    REPORTING        -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER  (See Item 5)
      WITH                  3,851,026 (Class A Common Stock)
                            4,692,145 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                11,077,399 (Class A Common Stock)*
                14,216,899 (Class B Common Stock)*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                42.3% (Class A Common Stock)
                30.1% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

----------
* These percentages are calculated based on 23,902,892 shares of Class A Common Stock and 42,663,278 shares of Class B Common Stock outstanding as of April 29, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2005.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 4 of 15
---------------------------------------------         --------------------------

                        AMENDMENT NO. 20 TO SCHEDULE 13D


                  This Amendment No. 20 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004 and as amended by Amendment No. 19 dated July 23, 2004 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16, 17, 18 and 19, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 5 of 15
---------------------------------------------         --------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                  Item 3 of the Statement is amended by adding the following:

                           On September 22, 2004, Mr. Peltz acquired 50 shares of Class B Common Stock in an open market purchase and made a bona fide gift of such shares to an unrelated person.

                           On September 29, 2004, each of Messrs. Peltz and May acquired 50 shares of Class B Common Stock in an open market purchase and made a bona fide gift of such shares to an unrelated person.

                           On October 4, 2004, each of Messrs. Peltz and May acquired 100 shares of Class B Common Stock in an open market purchase and made a bona fide gift of such shares to an unrelated person.

                           On November 29, 2004, Mr. Peltz exercised stock options with respect to 240,000 shares of Class A Common Stock and 480,000 shares of Class B Common Stock and paid the exercise price by delivery of 205,742 shares of Class B Common Stock, at a price per share equal to the closing price of a share of Class B Common Stock on November 29, 2004. Out of the option shares, Mr. Peltz received 67,876 shares of Class A Common Stock (and delivery of 172,124 shares of Class A Common Stock was deferred and such shares placed in a rabbi trust) and received 135,754 shares of Class B Common Stock (and delivery of 344,246 shares of Class B Common Stock was deferred and such shares placed in a rabbi trust).

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 6 of 15
---------------------------------------------         --------------------------

                           On November 29, 2004, Mr. May exercised stock options with respect to 160,000 shares of Class A Common Stock and 320,000 shares of Class B Common Stock and paid the exercise price by delivery of 137,162 shares of Class B Common Stock, at a price per share equal to the closing price of a share of Class B Common Stock on November 29, 2004. Out of the option shares, Mr. May received 45,251 shares of Class A Common Stock (and delivery of 114,749 shares of Class A Common Stock was deferred and such shares placed in a rabbi trust) and received 90,503 shares of Class B Common Stock (and delivery of 229,497 shares of Class B Common Stock was deferred and such shares placed in a rabbi trust).

                           On March 14, 2005, Mr. Peltz was granted 149,155 restricted shares of Class A Common Stock and 200,000 restricted shares of Class B Common Stock from the Company as compensation, which shares are subject to specified vesting conditions but may be voted by Mr. Peltz prior to the time, if any, that they are forfeited by Mr. Peltz.

                           On March 14, 2005, Mr. May was granted 178,926 restricted shares of Class B Common Stock from the Company as compensation, which shares are subject to specified vesting conditions but may be voted by Mr. May prior to the time, if any, that they are forfeited by Mr. May.

                           On May 9, 2005, Mr. Peltz made a bona fide gift of 153,250 shares of Class B Common Stock to the Nelson and Claudia Peltz Family Foundation, a trust established for charitable purposes (the "Peltz Family Foundation").

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 7 of 15
---------------------------------------------         --------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


                  Part (a) through (c) of Item 5 is amended by deleting the eleventh through nineteenth paragraphs thereof and replacing them with the following:

                           Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 5,618,884 shares of Class A Common Stock, has the shared power to vote and, upon vesting thereof, the sole power to dispose of 149,155 restricted shares of Class A Common Stock and beneficially owns 1,458,334 shares of Class A Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 3,034,360 shares of Class A Common Stock and beneficially owns 816,666 shares of Class A Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 23,550 shares of Class A Common Stock. On May 9, 2004, Mr. Peltz transferred all of his general partnership interests in the Peltz L.P. to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz L.P. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz L.P. to a limited liability company of which she is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 200 shares of Class A Common Stock. Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 8 of 15
---------------------------------------------         --------------------------

                           Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to the 3,851,026 shares of Class A Common Stock beneficially owned by Mr. May (including options that may be exercised by Mr. May within 60 days of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to the 7,226,373 shares of Class A Common Stock beneficially owned by Mr. Peltz (including restricted shares that may be voted by Mr. Peltz and options that may be exercised by Mr. Peltz within 60 days of the date of this Statement, but excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

                           As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 11,101,149 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. and Mr. Peltz's minor children and restricted shares of Class A Common Stock that may be voted by Mr. Peltz), representing approximately 42.4% of the outstanding shares of Class A Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 11,077,399 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. Peltz and restricted shares of Class A Common Stock that may be voted by Mr. Peltz, but excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 9 of 15
---------------------------------------------         --------------------------

         children), representing approximately 42.3% of the outstanding shares of Class A Common Stock.

                           Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 6,229,160 shares of Class B Common Stock, has the shared power to vote and, upon vesting thereof, the sole power to dispose of 200,000 restricted shares of Class B Common Stock and beneficially owns 2,916,668 shares of Class B Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 3,058,813 shares of Class B Common Stock, has the shared power to vote and, upon vesting thereof, the sole power to dispose of 178,926 restricted shares of Class B Common Stock and beneficially owns 1,633,332 shares of Class B Common Stock issuable upon exercise of options that he may exercise within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 47,100 shares of Class B Common Stock. On May 9, 2004, Mr. Peltz transferred all of his general partnership interests in the Peltz L.P. to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz L.P. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz L.P. to a limited liability company of which she is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 400 shares of Class B Common Stock. Mr. Peltz may be deemed to beneficially own the shares

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 10 of 15
---------------------------------------------         --------------------------

         of Class B Common Stock owned by the Peltz L.P. and his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

                           The Peltz Family Foundation is the beneficial owner of 153,250 shares of Class B Common Stock. Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

                           Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to the 4,871,071 shares of Class B Common Stock beneficially owned by Mr. May (including restricted shares that may be voted by Mr. May and options that may be exercised by Mr. May within 60 days of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to the 9,345,828 shares of Class B Common Stock beneficially owned by Mr. Peltz (including restricted shares that may be voted by Mr. Peltz and options that may be exercised by Mr. Peltz within 60 days of the date of this Statement, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class B Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class B Common Stock owned by Mr. Peltz.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 11 of 15
---------------------------------------------         --------------------------

                           As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 14,417,649 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by Mr. May, the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation and restricted shares of Class B common Stock that may be voted by Messrs. Peltz and May), representing approximately 30.5% of the outstanding shares of Class B Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 14,216,899 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by Mr. Peltz and restricted shares of Class B Common Stock that may be voted by Messrs. Peltz and May, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 30.1% of the outstanding shares of Class B Common Stock.

                           Accordingly, as a result of the Voting Agreement, Mr. Peltz may be deemed to beneficially own approximately 40.6% of the combined voting power in the Company, and Mr. May may be deemed to beneficially own approximately 40.5% of the combined voting power in the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  Item 6 of the Statement is amended by adding the following:

                  On May 6, 2005, the shares of Class A Common Stock and Class B Common Stock owned by the Peltz L.P. that were pledged to secure the BOA Loans to Mr. Peltz were released from such pledge and the Pledge and Security

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 12 of 15
---------------------------------------------         --------------------------

         Agreement entered into by the Peltz L.P. with respect to such shares of Class A Common Stock and Class B Common stock was terminated.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 13 of 15
---------------------------------------------         --------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 23, 2005



                                        /s/ Nelson Peltz
                                        ----------------------------------
                                        Nelson Peltz


                                        /s/ Peter W. May
                                        ----------------------------------
                                        Peter W. May

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 14 of 15
---------------------------------------------         --------------------------

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT                            DESCRIPTION                PAGE NO.
-------                            -----------                --------

   1     Stock Purchase Agreement dated as of October 1,    Filed with Original
         1992 by and between the                            Statement
         Purchaser, Posner, Posner Trust and Security
         Management.

   2     Exchange Agreement dated as of October 12, 1992    Filed with Original
         between the Company and Security Management.       Statement

   3     Agreement dated as of October 1, 1992 between      Filed with Original
         the Company and the Purchaser.                     Statement

   4     Agreement of Limited Partnership of the            Filed with Original
         Purchaser dated as of September 25, 1992.          Statement

   5     Joint Filing Agreement of the Purchaser, Peltz     Filed with Amendment
         and May.                                           No. 14

   6     Memorandum of Understanding, dated January 21,     Filed with Amendment
         1993, by and between the Purchaser and             No. 2
         William A. Ehrman, individually and derivatively on behalf of SEPSCO.

   7     Letter dated January 25, 1993 from Steven Posner   Filed with Amendment
         to the Purchaser (including proposed terms and     No. 2
         conditions of Consulting Agreement to be entered into between the Company and Steven Posner).

   8     Undertaking and Agreement, dated February 9,       Filed with Amendment
         1993, executed by the Purchaser.                   No. 3

   9     Amendment No. 3 dated as of April 14, 1993 to      Filed with Amendment
         Agreement of Limited Partnership of the            No. 4
         Purchaser.

  10     Citibank Loan Documents (Exhibits and Schedule     Filed with Amendment
         omitted).                                          No. 4

  11     Republic Loan Documents (Exhibits and Schedules    Filed with Amendment
         omitted).                                          No. 4

  12     Pledge and Security Agreement, dated as of         Filed with Amendment
         April 5, 1993, between the Purchaser and           No. 5
         Citibank.

  13     Custodial Loan Documents.                          Filed with Amendment
                                                            No. 5

  14     Agreement, dated May 2, 1994 among Nelson Peltz,   Filed with Amendment
         Peter W. May and Leon Kalvaria.                    No. 6

  15     Amended and Restated Pledge and Security           Filed with Amendment
         Agreement, dated as of July 25, 1994 between       No. 6
         the Purchaser and Citibank.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 15 of 15
---------------------------------------------         --------------------------

  16     Amendment No. 1 dated as of November 15, 1992      Filed with Amendment
         to Agreement of Limited Partnership of the         No. 7
         Purchaser.

  17     Amendment No. 2 dated as of March 1, 1993 to       Filed with Amendment
         Agreement of Limited Partnership of the            No. 7
         Purchaser.

  18     Amendment No. 4 dated a January 1, 1995 to         Filed with Amendment
         Agreement of Limited Partnership of the            No. 7
         Purchaser.

  19     Amendment No. 5 dated as of January 1, 1996 to     Filed with Amendment
         Agreement of Limited Partnership of the            No. 7
         Purchaser.

  20     BOA Loan documents (Exhibits and Schedules         Filed with Amendment
         omitted).                                          No. 7

  21     Letter, dated October 12, 1998, from Messrs.       Filed with Amendment
         Nelson Peltz and Peter W. May to the Company.      No. 8

  22     Press release, issued by the Company, dated        Filed with Amendment
         October 12, 1998.                                  No. 8

  23     Letter, dated October 12, 1998, from the           Filed with Amendment
         Company to Messrs. Nelson Peltz and                No. 8
         Peter W. May.

  24     Press release issued by the Company, dated         Filed with Amendment
         March 10, 1999.                                    No. 9

  25     Amended and Restated Agreement of Limited          Filed with Amendment
         Partnership of the Purchaser, amended and          No. 11
         restated as of November 11, 2002.

  26     Pledge Agreement dated April 2, 2001, made by      Filed with Amendment
         Peltz Family Limited Partnership, in favor of      No. 13
         Bank of America, N.A.

  27     Pledge and Security Agreement dated April 2,       Filed with Amendment
         2003, made by Peter W. May, in favor of Bank of    No. 13
         America, N.A. (Schedule II omitted).

  28     Voting Agreement, dated June 26, 2004, by and      Filed with Amendment
         among Messrs. Nelson Peltz, Peter W. May and       No. 18
         Gregory H. Sachs.

  29     Voting Agreement dated July 23, 2004, between      Filed with Amendment
         Messrs. Nelson Peltz and Peter W. May.             No. 19

  30     Pledge and Security Agreement dated July 23,       Filed with Amendment
         2004, made by Nelson Peltz, in favor of Bank       No. 19
         of America, N.A. (Exhibit and Schedules
         omitted).

  31     Form of Amendment No. 5 to Pledge and Security     Filed with Amendment
         Agreement dated July 23, 2004, made by Peter       No. 19
         W. May, in favor of Bank of America, N.A.
         (Schedules omitted).